[LOGO OF COMPANHIA FORCA E LUZ CATAGUAZES-LEOPOLDINA]

                           Publicly Traded Corporation
          Corporate Taxpayer Registration No. (CNPJ) 19.527.639/0001-58


                                  MATERIAL FACT

In accordance with CVM Directive 358/2002 and further to the Material Fact published January 05, 2005, April 04, 2005 and April 11, 2005, which addressed the arbitration award against the subsidiary Cat-Leo Energia S.A. ("Cat-Leo"), the administration of Companhia Forca e Luz Cataguazes-Leopoldina ("CFLCL") hereby serves notice that:

1) CFLCL, Alliant Energy Holdings do Brasil Ltda.("Alliant"), Cat-Leo Construcoes, Industria e Servicos de Energia S/A ("Cat-Leo Servicos") and Usina Termeletrica de Juiz de Fora S/A ("UTEJF") have reached an out-of-court settlement concerning their differences about the arbitration award ("Award") pronounced by the Court of Arbitration of the International Chamber of Commerce ("ICC") on January 3 2005 as amended by the ruling communicated to Cat-Leo on April 11, 2005, under the arbitration proceedings brought by Alliant against Cat-Leo ("Agreement").

2) The administrations of CFLCL, Cat-Leo and Cat-Leo Servicos held that reaching an out-of-court settlement with Alliant was in the best interests of the respective companies.

3) Under the terms of the Agreement, Alliant has released Cat-Leo and Cat-Leo Servicos from any and all liabilities and obligations established by the Award, granting the aforesaid companies full discharge from the terms of the Award.

4) In return, a purchase and sale commitment has been agreed for the 50% stake in the share capital of UTEJF held by Alliant, whereby Cat-Leo Servicos has undertaken to acquire the aforesaid stake from Alliant for the total sum of R$ 54 million, with R$29 million being paid up front by Cat-Leo Servicos as a down payment and R$25 million to be paid when and if the purchase and sale commitment is concluded, which in any event shall not occur before May 15, 2005, pursuant to the following terms and conditions:

     a. Cat-Leo Servicos and Alliant have until April 1, 2006 to negotiate the fundamental details and financial conditions required to execute the future conversion of UTEJF to a combined cycle operation

     b. However, as from May 15, 2005 either party may request conclusion of the purchase and sale commitment, if they are no longer interested in continuing with the aforementioned negotiations interests, and

                                      1/2

     c. If Alliant does not request conclusion of the purchase and sale commitment before April 1, 2006, Cat-Leo Servicos will be entitled to withdraw from said commitment as from the aforesaid date, where any such withdrawal will result in Cat-Leo Servicos forgoing the down payment made to Alliant.

5) If the aforementioned purchase and sale commitment is concluded, Cat-Leo Servicos will then hold 100% of the share capital in UTEJF, thereby annulling the current UTEJF shareholders agreement.


                           Cataguases, April 14, 2005.

                             Mauricio Perez Botelho
                           Investor Relations Director

                                      2/2